United States securities and exchange commission logo





                            April 22, 2021

       Rajiv Shukla
       Chairman and Chief Executive Officer
       Alpha Healthcare Acquisition Corp.
       1177 Avenue of the Americas
       5th Floor
       New York, NY 10036

                                                        Re: Alpha Healthcare
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 23,
20021
                                                            File No. 333-254597

       Dear Mr. Shukla:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, Filed March 23, 2021

       Summary
       Board's Reasons for the Business Combination, page 3

   1.                                                   We note your statement
on page 3 that    [t]he Board considered that Humacyte can seek
                                                        accelerated approval
for its bioengineered human, acellular tissue-based vessels (   HAVs   )
                                                        relating to vascular
trauma.    Please remove any implication that Humacyte will receive
                                                        approval on an
accelerated basis and clarify that they might not receive approval at all.
                                                        You may instead explain
the significance of receiving Fast Track designation. Please also revise to explain the
significance of a priority designation under Public Law 115-92 and an RMAT designation by
the FDA.
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
2.       We note your heading on page 3:    Anticipated product launch for
trauma and short vessel
         trauma in 2023, AV access in 2023 and PAD in 2025.    Please revise to
remove any
         implication that Humacyte   s product candidates will receive
regulatory approval.
3. Please revise to explain the meaning of patient years of data on page 4 and clarify that the measure whether it provides information about long term performance. Interests of the Sponsor and AHAC's Directors and Officers in the Business Combination, page
10

4. Please revise the sixth bullet point to quantify the value of all shares held by the Sponsor and initial shareholders that will become worthless if you fail to consummate an initial business transaction within 24 months of the close of the Initial Public Offering.
5. In the eight bullet point, please confirm that in the event outstanding loans to the Sponsor,
         AHAC's officers or directors or affiliates are converted into units, that such units would be redeemable by AHAC under the same terms as warrants issued as components of the units sold in the Initial Public Offering. If they are not redeemable, please revise the statement that units would be identical to the units issued in the Initial Public Offering.
Risk Factors
Risks Related to Humacyte's Business and Industry, page 24

6. Please include risk factor disclosure regarding your reliance on SeraCare Life Sciences,
         Inc. as the current single source supplier of human plasma used in your manufacturing process and Confluent Medical Technologies, Inc. as the current single source supplier of polymer mesh. Alternatively, explain why you believe your reliance on these sole source suppliers doe not present a material risk.
If SAEs occur or other unacceptable side effects are identified in our HAV's we may need to delay, abandon or limit development ..., page 26

7. To the extent trial participants have experienced any serious adverse events, please describe the events and disclose the number of occurrences.
The Sponsor and AHAC's officers and directors own AHAC Common Stock and Warrants..., page 59

8. Please quantify the our of pocket expenses incurred to date that are reimbursable if the
         Business Combination is completed.
AHAC may redeem your unexpired Warrants prior to their exercise..., page 60

9. Please revise your risk factor caption to clearly indicate that the Private Placement
         Warrants held by the Sponsor and its permitted transferees are not subject to the same risk as these warrants ae not redeemable.
Proposal 1: The Business Combination Proposal
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 322, 2021 Page 3
Page
FirstName LastName
Background of the Business Combination, page 70

10. Please revise to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from
dozens    of candidates
         to Humacyte. Please provide more detail on these other potential targets, including with respect to the 16 that executed NDAs, details concerning their industries, size and why discussions ended on a company-by-company basis.
11. We note your statement that the Units sold in the Concurrent Private Placement are identical to the Units sold in the Initial Public Offering. We also not your discussion page
         232 that the Private Placement Warrants are exercisable on a cashless basis and are not redeemable by AHAC so long as they are held by the Sponsor. Please revise to here and throughout your document to remove the statement that they are identical and highlight the differences between the units issued in the Initial Public Offering and the units issued privately.
12. We note your disclosure on page 72 that you reviewed financial information provided by
         Humacyte and comparisons to certain publicly traded companies and certain companies acquired in recent mergers and acquisitions transactions, including "publicly traded comparisons derived from information that had been prepared by investment banks advising regarding the public equity markets." Please expand your discussion to provide the following information:
             Clarify whether the financial information provided by Humacyte included information in addition to the financial projections provided on page 83.
             Clarify whether the publicly traded companies were the same as the publicly traded companies disclosed on page 80.
             Identify the companies acquired in recent mergers and acquisition transactions.
             Clarify who identified each group of companies.
             To the extent you considered additional financial information and additional publicly traded companies, please expand your discussion to provide the additional information you considered.
             To the extent the financial information included the projections on page 83, please explain how you considered the speculative nature of projections over such an extended period.

13. We note your disclosure on page 77 that AHAC's management team its own financial analysis supporting the equity valuation of Humacyte, which was reviewed by the Board.
         Please indicate when this analysis and review occurred and included this financial analysis in your prospectus.
Opinion of AHAC's Financial Advisor, page 78

14. Please revise page 80 to provide the criteria used to select the comparable companies..
         Please also disclose whether any comparables meeting the selection criteria were excluded
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 422, 2021 Page 4
Page
FirstName LastName
         from the analyses, and, if so, the reasons for making such exclusions.
15. On page 83 you state that the Humacyte projections are "[p]robability adjusted for customary regulatory success rates of pre-commercialization products." Please revise to state the rate used in this adjustment. Please also revise to provide the date the projections were prepared and explain how Free Cash Flow was calculated.
16. With respect to the comparable companies analysis, please explain how your advisors calculated EV/CY revenues through 2026 without the comparable companies' revenue projections.
Opinion of AHAC's Financial Advisor
Certain Projected Financial Information, page 81

17.      We note that Humacyte   s management provided internal financial
forecasts regarding
         Humacyte   s anticipated future operations for fiscal years 2021
through 2034, which
         incorporated the financial forecasts prepared by Humacyte management, as adjusted for customary regulatory success rates of pre-commercialization products. We note that you presented a summary of this information at the top of page 83. We have the following comments regarding this disclosure:
             Identify the material assumptions and estimates underlying the prospective financial information. For example, please explain the nature of the
adjustments    for
             probability of regulatory/technical success    and how you arrived
at such
             adjustments.
             Explain whether Humacyte applied the same regulatory success rates for each of the pre-commercialization products, and if so, why.
             Explain the nature of the material assumptions underlying Humacyte s revenue growth rates, operating costs and free cash flows; and Explain how management and the Board considered and relied upon the forecasts,
             particularly in light of the length of the projections and their current status as a development stage company.

Related Agreements, page 98

18. Please revise the description of the Investor Rights and Lock-up Agreement on page 100 to provide more detail concerning the term of the lock-up, the number of shares that will be covered by the registration rights and describe the provisions related to the New
         Humacyte Board.
Material U.S. Federal income Tax Considerations, page 101

19. Please revise this section to include a discussion of the material U.S. federal income tax considerations with respect to the Humacyte shareholders' share exchange. Refer to Item
         4(a)(6) of Form S-4.
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 522, 2021 Page 5
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
General, page 107

20. We note from your Item 7.01 Form 8-K filed April 14, 2021, that Humacyte closed on a secured debt financing facility with Silicon Valley Bank for up to $50 million, of which the first $20 million was funded at closing. Please address the need to reflect this transaction within your pro forma financial statements.
Basis of Pro Forma Presentation , page 108

21. Please provide in tabular form the number of shares underlying the not yet exercisable warrants and unvested stock option awards.
2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial
Information, page 115

22. We note the $20 million preliminary estimated payment of direct and incremental transaction costs incurred prior to or concurrent with the Business Combination and PIPE investment. Please separately disclose the amounts of such costs related to the Business
         Combination and PIPE. Address the need to reflect the Business Combination transaction costs within your pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of
         Regulation S-X
3. Loss Per Share, page 117

23. Please quantify the outstanding options, warrants and Contingent Consideration shares that are not included in the calculation of diluted earnings per share.
4. Contingent Consideration, page 117

24. Please disclose the Price Targets and the number of shares to be issued if those Price
         Targets are met. Please also disclose the underlying accounting for the Contingent
         Consideration. Ensure that you explain that the Contingent Consideration will be remeasured to fair value at each reporting date and such changes in fair value will be recognized in earnings. Clarify, if true, that such changes could be material to future results of operations.
Information about Humacyte
Business Overview, page 150

25.      We note your statement on pages 2 and 150 that your technology
platform is    best-in-
         class.    This term suggests that your product candidates are
effective and likely to be
         approved. Please delete this reference. If your use of the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may further discuss how your technology or approach differs from those of your competitors.
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 622, 2021 Page 6
Page
FirstName LastName
Our Market Opportunity, page 153

26. Please provide quantitative and monetary support for the market size valuations you provide on pages 154-155, except for Type 1 Diabetes.
Our Clinical and Pre-Clinical Stage Product Pipeline, page 155

27. Please provide a definition for primary and secondary patency on pages 156-157.
28. We note the presentation of tables comparing your technology to published studies of alternative treatments. To the extent the data was not compiled based on head to head studies, please revise your disclosure to eliminate the comparison. Please note, you may present efficacy and rate of infection for alternative treatments but you cannot compare that information to Humacyte clinical trial results.
Proposed Indication #3: Peripheral Arterial Disease, page 165

29.      Please revise to explain the meaning of the following statement on
page 166:    after
         censoring for deaths, we observed a strong tolerability profile   .
Intellectual Property, page 175

30. Please revise to cite the foreign jurisdictions covered by your patents and pending patent applications.
31. Please revise pages 176-178 to provide the amount of the upfront fee, maintenance fees and milestone fees paid and payable to Yale University under each of the three license agreements. Additionally, we note the agreements expire on a country-by-country basis on the date on which the last of the patents in such country expires, lapses or is declared invalid. Please revise to state when these patents are due to expire. Management's Discussion and Analysis of Financial Condition and Results of Operations
Result of Operations, page 196

32. We note that Humacyte does not allocate research and development costs by program.
         Please explain to us how R&D costs are managed and how they are reported within the organization. Please clarify if costs are tracked by other classifications, such as salaries and related overhead expenses for personnel in research and development functions, fees paid to consultants and CROs and other categories such as those listed on page 194. If so, please provide this additional information for each period presented.
Comparison of Stockholders' Rights, page 233

33. We note that your forum selection provision on page 240 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
            derivative action.    Please disclose whether this provision
applies to actions arising under
         the Securities Act. Please be sure to reconcile this disclosure with Annex C-5, which
 Rajiv Shukla
FirstName   LastNameRajiv  Shukla
Alpha Healthcare  Acquisition Corp.
Comapany
April       NameAlpha Healthcare Acquisition Corp.
       22, 2021
April 722, 2021 Page 7
Page
FirstName LastName
         states that the provision does not apply to claims arising under the Securities Act.
Audited Financial Statements of Humacyte, Inc.
Grant Revenue, page F-28

34. Please provide in the disclosure a brief narrative for each of the awarded grants. As part of the narrative, include material terms and provisions.
12. Commitments and Contingencies, page F-44

35. Please disclose the amount of annual maintenance fees the Company has agreed to pay
         Yale.
14. Subsequent Events, page F-48

36. Please disclose the approximate amount of any additional stock compensation that will be recorded as a result of the 2021 stock option awards and whether vesting of these awards will accelerate upon finalization of the Business Combination. If so, please address the need to address any accounting implications in the pro forma financial information presented elsewhere.
General

37. Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Jean Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Rajiv Shukla
Alpha Healthcare Acquisition Corp.
FirstName
April      LastNameRajiv Shukla
      22, 2021
Page  8
Comapany   NameAlpha Healthcare Acquisition Corp.
April 22, 2021 Page 8                               Office of Life Sciences
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